August 18, 2010

Mr. H. Christopher Owings

Assistant Director

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northwest Natural Gas Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2010
File No. 001-15973

Dear Mr. Owings:

Northwest Natural Gas Company (“NW Natural”) acknowledges receipt of your letter of August 10, 2010 commenting on the above-referenced filings.

This letter contains our responses to the comments and explanations to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss any of the responses.

For the convenience of the Staff, each of the Staff’s comments is included in bold and is followed by our corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2009

Risk Factors, page 15

1.	Please delete the third sentence in which you state that other unknown or immaterial risks may also impair your business operations. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response: In future filings, NW Natural will delete this sentence.

H. Christopher Owings

Securities and Exchange Commission

August 18, 2010

Exhibit Index, page 113

2.	It appears that the exhibits to Exhibit 4f, the Form of Credit Agreement dated as of May 31, 2007, have not been filed on EDGAR. Please advise or file the complete credit agreement, including all exhibits with your next periodic report.

Response: NW Natural filed the credit agreement, excluding an exhibit containing a form of opinion of counsel and an exhibit containing the form of agreement for assigning lenders’ interests, on EDGAR on June 1, 2007 in a Current Report on Form 8-K. NW Natural will file the complete credit agreement, including all exhibits, with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

3.	Please file a list of all of your subsidiaries, including the state or other jurisdiction of incorporation or organization, and the names under which such subsidiaries do business. See Item 601(b)(21) of Regulation S-K.

Response: NW Natural is aware of the requirements of Item 601(b)(21) of Regulation S-K and did not file a list of its subsidiaries in reliance upon Item 601(b)(21)(ii) since all of its subsidiaries, considered in the aggregate, did not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2009. In connection with its future filings on Form 10-K, NW Natural will file a list of subsidiaries to the extent required by Item 601(b)(21) of Regulation S-K. NW Natural may omit the names of subsidiaries in such a list to the extent permitted by Item 601(b)(21)(ii) of Regulation S-K and omit the list entirely if there are no subsidiaries which are required to be named.

Definitive Proxy Statement on Schedule 14A

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: In the course of preparing the proxy statement, the Organization and Executive Compensation Committee (“OECC”) of the NW Natural Board of Directors considered whether risks arising from NW Natural’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on NW Natural, and concluded that the compensation policies and practices are not likely to have such an effect. The OECC, with the assistance of management, reviewed and considered all of NW Natural’s compensation policies and practices to determine if these policies and practices would lead to excessive or inappropriate risk taking by employees and if there are design features that mitigate the potential for excessive risk taking. Among other things, the OECC considered the following factors in reaching its conclusion:

•	The compensation program includes a balance of compensation components consisting of base salary, short-term incentives and long-term incentives.

•	Long-term incentives consist of both “at-Market” grants of stock options and performance shares dependent upon company performance with overlapping three-year performance periods.

•

Payouts under annual incentive and performance share programs are each based on multiple performance measures including financial and non-financial measures, diversifying the potential risk associated with any single measure.

H. Christopher Owings

Securities and Exchange Commission

August 18, 2010

•

Maximum payout under annual incentive program is limited to 150% of target award for officers and 200% for other employees and the maximum payout under performance share program is limited to 200% of target award.

•	In December 2009, the OECC approved the addition of clawback provisions to NW Natural’s incentive programs.

•	Executive officers are required to comply with stock ownership guidelines to align their interests with those of NW Natural’s shareholders.

Overall, the OECC concluded that NW Natural’s compensation policies and practices were not reasonably likely to have a material adverse effect on NW Natural. Management concurs in this conclusion and accordingly concluded that no disclosure was required by Item 402(s) of Regulation S-K.

*    *    *    *

H. Christopher Owings

Securities and Exchange Commission

August 18, 2010

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact me at (503) 220-2410.

Very truly yours,

NORTHWEST NATURAL GAS COMPANY

By:	/s/ MardiLyn Saathoff
MardiLyn Saathoff
Chief Governance Officer, Deputy General Counsel & Corporate Secretary

Cc:	Charles Lee, SEC Attorney-Advisor
Brigitte Lippmann, SEC Special Counsel
David Anderson, CFO, NW Natural
Steve Feltz, Treasurer and Controller, NW Natural
John T. Hood, Morgan, Lewis & Bockius LLP